[GOODYEAR LETTERHEAD]
December 22, 2008
VIA EDGAR and FACSIMILE (202) 772-9368
Ms. Pamela Long
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0510

Re:	The Goodyear Tire & Rubber Company
Form 10-K for Fiscal Year Ended December 31, 2007
Proxy Statement on Schedule 14A, filed on March 7, 2008
File No. 1-01927
Dear Ms. Long:
          This letter is in response to the letter, dated November 26, 2008 (the “Comment Letter”), from you, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), to Mr. C. Thomas Harvie, Senior Vice President, General Counsel and Secretary of The Goodyear Tire & Rubber Company (“Goodyear,” the “Company” and “we,” “us” or “our”), with respect to the above-referenced filings. Reference is also made to your letter, dated September 29, 2008, and our response letter, dated November 10, 2008.
          For the convenience of the Commission staff, we have repeated each of your questions in italics before our response. Each numbered paragraph herein corresponds to the same numbered paragraph in the Comment Letter.
          The Company respectfully submits the following information in response to the Comment Letter.
Proxy Statement on Schedule 14A, filed on March 7, 2008
1.	We note your responses to prior comments 2 and 3 of our September 29, 2008 letter. However, the causal connection between the disclosure of your performance targets and any competitive harm is not clear. Please describe with greater specificity how the disclosure of performance targets would allow your competitors to reach reasonable estimates regarding the underlying components of your financial performance targets in future periods and harm you competitively. Refer to Instruction 4 of Item 402(b) of Regulation S-K. Please refer to prior comments 2 and 3 for additional guidance, as appropriate.

          As noted in our prior response, new tires are sold under highly competitive conditions throughout the world. We operate in a very competitive market which is driven by a number of large, sophisticated multinational tire companies, including Goodyear and our two primary competitors, Bridgestone (based in Japan) and Michelin (based in France). Our foreign-based competitors are not required to disclose publicly forward-looking financial targets or performance criteria. As a result of the highly competitive nature of the global tire industry, we do not provide quarterly or annual earnings or cash flow guidance, nor do we disclose publicly our annual or multi-year operating plans. We consider our strategic plans, such as our three-year operating plan, as well as the business model that drives those plans, to be highly confidential. The three-year performance targets for awards of cash-based units under our Executive Performance Plan (“EPP”) and performance shares under our equity compensation plans are linked to our proprietary three-year operating plan, which is reviewed and approved by our Board of Directors. These performance targets represent the Board of Directors’ and the Compensation Committee’s expectations regarding our financial performance over the respective three-year business cycle if our strategic plans are executed successfully.
          The disclosure of our three-year cumulative net income and cumulative cash flow, net of debt, performance targets would provide our competitors with an unwarranted opportunity to gain insight into our proprietary business strategies. The following example depicts, in just a few respects, how a competitor could use the disclosure of our performance targets to cause us substantial competitive harm.
          Assume that we disclose a cumulative net income target of $930 million for the 2009-2011 performance period under our long-term incentive compensation plans in our proxy statement and report 2008 net income of $275 million and cumulative net income for the 2006-2008 period of $780 million in our annual report (which is typically filed just a few weeks before our proxy statement). Our competitors would be able to estimate from this target our expectations of a projected constant annual growth rate of 6%. Obtaining this information along with their in-depth knowledge of the markets we serve and our disclosures of forward-looking industry sales volume expectations for the next twelve months, our competitors could discern changes to our pricing and product mix strategy as well as form views of our non-organic growth plans. This directional information on implied non-organic growth from earnings information coupled with the disclosure of our cumulative cash flow, net of debt, target for the same three-year period, as well as existing forward-looking disclosures of our capital investment plans by market, would allow our competitors to readily determine whether we have planned any significant new capital investments (such as greenfield manufacturing projects or competitive acquisitions) and put us at a significant competitive disadvantage. To illustrate, assume that we disclose a cumulative cash flow, net of debt, target of negative $500 million for the 2009-2011 performance period. The disclosure of this target, along with the disclosure of a positive cumulative net income target (i.e., $930 million), as mentioned above, announced annual capital investments of $1.0 billion for 2009 and $1.0 to $1.3 billion per year over the 2010-2011 period, and simple estimation of future depreciation and amortization expense from publicly reported historical results, would allow our competitors to readily determine the existence of other strategic investments plans beyond those already disclosed. Similarly, since there are several global markets, primarily outside North America and Western Europe, that we and our primary competitors have identified as having potential for growth, the disclosure of this information would permit our competitors to determine our plans for certain of those markets.

     Our competitors’ estimates could be refined over time as our actual results of operations are made public in our quarterly and annual filings with the Commission and as subsequent three-year performance targets are disclosed. Having developed a deeper understanding of our business model and strategic plans, our competitors could then take targeted actions to counter our initiatives.
     These targeted actions could take several forms, including the following:
•	Our competitors could make targeted capital expenditures, or reduce their own capital expenditures, in regions where they anticipate that we will or will not make such expenditures. The disclosure of our specific performance criteria could indicate whether or not we expect to make any investments and could prompt our competitors to take countervailing actions.

•	Our competitors may be able to determine implied price and product mix effects in earnings and cash flows, and take pricing actions and/or make increased marketing expenditures to counteract our pricing strategies and harm our competitive position.

•	Our competitors could determine our need to access the global capital markets, and may adjust their capital markets plans accordingly.

•	Our competitors could adopt strategic plans similar to our proprietary strategic plans, such as our cost savings or financing plans, which would eliminate the competitive advantage that we would achieve by implementing such plans well in advance of our competitors.

•	Companies who compete with us for executive talent, including our competitors, would be able to monitor our actual performance against our publicly disclosed performance criteria and the related impact on future executive compensation. Accordingly, they may be able to develop more attractive compensation packages in the event they seek to hire any of our executive officers or key employees. Specifically, in years when financial performance was falling short of target, they could determine that executive performance-based compensation would be significantly reduced, or even zero, in those years. As described in our proxy statements, for the last few years at Goodyear performance-based compensation is especially critical since base salaries are set below median under the provisions of our collective bargaining agreement. Furthermore, our competitors would be able to identify and specifically target key employees who are responsible for developing and driving important strategic initiatives.
     Finally, specific disclosure of projected earnings and cash flows may put us at a competitive disadvantage in negotiating agreements with customers and vendors as they evaluate our projected financial performance in relation to their own projected performance and selectively use this information to our detriment. As you know, the automotive industry is under severe pressure and certain of our customers and vendors are currently facing possible failure.

          As discussed in our response letter, dated November 10, 2008, and in our response to comment 2 below, the nondisclosure of specific performance targets for the related three-year performance period will not result in Goodyear failing to provide material information to investors regarding its executive compensation practices. We strongly believe that we have included all material information regarding our compensation practices in our proxy statement, and do not believe that the disclosure of our specific performance targets will provide any additional material information to our investors. In fact, the disclosure of those specific performance targets would be detrimental to our investors since that disclosure would result in significant competitive harm to Goodyear as described above. We will continue our current practice of disclosing, in connection with pay-outs of awards for completed performance periods, the performance targets, the level of achievement with respect to the performance targets and the resulting pay-outs. We believe that our current approach provides our shareholders with all the material information necessary to understand how executive compensation related to actual performance while avoiding the competitive harm that would result to Goodyear and our shareholders from the disclosure of our specific prospective performance criteria.
          We should not be required to disclose our prospective performance criteria since those criteria are not material to the establishment of the target awards of EPP units and performance shares and furthermore, as permitted by Instruction 4 to Item 402(b) of Regulation S-K, the disclosure of those criteria would reveal confidential commercial and financial information, the disclosure of which would result in competitive harm to Goodyear.
2.	We note your statement that the performance targets are not material in determining the target awards granted to a named executive officer. However, please reconcile this with the disclosure in the compensation discussion and analysis on page 19 which indicates that your long term compensation in the form of performance shares and cash awards are tied to the achievement of specific financial objectives during a three year performance period.
          In considering the materiality of the specific performance targets to the grant of cash-based awards under the EPP and performance shares under our equity compensation plans, it’s important to distinguish between the initial grant of an award and the ultimate pay-out of that award.
          The Compensation Committee makes grants under the EPP and our equity compensation plans with the objective of providing a target primary compensation opportunity equal to median market rates, with long-term performance-based compensation generally designed to represent approximately 60% of the primary compensation of named executive officers, assuming target performance levels. As noted in our proxy statement on page 26, the amount and terms of grants to named executive officers under the EPP and our equity compensation plans are based on criteria established by the Compensation Committee and typically include responsibility level, base salary level, current common stock market price, officer performance, the officer’s contribution to recent Goodyear performance, and, with respect to our equity compensation plans, the number of shares available under the plan. The Compensation Committee also considers the CEO’s recommendations in making awards. The specific performance criteria are not considered at all in determining the amount of the target awards granted to a named executive officer.

          The specific performance criteria only affect the ultimate pay-out of the award, which may range from zero to 200% of the target award. In connection with pay-outs of awards for completed performance periods, we do disclose the specific performance targets, the level of achievement with respect to the performance targets and the resulting pay-outs. In that regard, and in that regard only, the value of awards of EPP units and performance shares is tied to the achievement of specific financial objectives.
          Our disclosure on page 19 is consistent with the totality of the other disclosures in our proxy statement and our response provided above, however, in future filings, we will revise our disclosures to more clearly describe the nature of the connection between the target awards, the pay-out of those awards and the specific performance criteria.
3.	You state that the number of target EPP units and performance shares granted annually to each named executive officer is based on a number of considerations. Supplementally, explain how each of these subjective factors is weighted in the Committee’s determination of the amount of target awards granted to each of the named executive officers.
          The Compensation Committee targets the level of performance-based and equity compensation, including grants of EPP units and performance shares, at the median market rate or somewhat above that rate. Long-term performance-based compensation is generally designed to represent approximately 60% of primary compensation for our named executive officers, assuming target performance levels. In order to guide its decision-making process, the Compensation Committee establishes criteria concerning the amount and terms of grants of target EPP units and performance shares to our named executive officers, which typically includes responsibility level, base salary level, current common stock market price, officer performance, the officer’s contribution to recent Goodyear performance, and, with respect to our equity compensation plans, the number of shares available under the plan. The Compensation Committee also considers the CEO’s recommendations in making awards to the other named executive officers. When making his recommendations as to target awards, the CEO takes into consideration certain subjective factors, including the CEO’s evaluation of the performance of each other named executive officer, retention considerations and general economic and competitive conditions, and, with respect to performance shares, share availability under our equity compensation plans. The CEO and the Compensation Committee do not assign any specific weight or establish any formula or other quantitative link in assessing how these subjective factors impact the compensation for a named executive officer since these subjective factors cannot be quantified, and no single factor is considered more important than any other factor. These subjective factors are used as a reference point by the CEO in recommending, and by the Compensation Committee in determining, target awards of EPP units and performance shares. Market competitiveness for each position remains the primary factor considered in setting the amount of such awards.
          In connection with our response to the Comment Letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company further understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filings or in response to the staff’s comments on the Company’s filings.
     Please direct any questions, comments and advice of the Commission staff to the undersigned at 330-796-2408 (fax: 330-796-7861).

Respectfully submitted,

THE GOODYEAR TIRE & RUBBER COMPANY

By:	/s/ C. Thomas Harvie C. Thomas Harvie
Senior Vice President,
General Counsel and Secretary

cc:	Robert J. Keegan